77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of CMA Government Securities Fund held on September 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

208,717,448

5,531,665

18,433,373

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Adviser and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

208,038,494

   5,967,958

18,676,033